Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

July 23, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 23, 2025, The Nasdaq Stock Market (the "Exchange") received from OFS Capital Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


7.50% Notes due 2028


We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

[signature: Eun Ah Choi]